From the Desk of

Larry Pino, Esquire

November 18, 2019

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No.4 to

Draft Offering Statement on Form 1-A

Submitted November 11, 2019

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 4 to its offering statement on Form 1-A, filed November 11, 2019 (“Offering Statement”).

The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated November 15, 2019 referencing where appropriate, the revisions made in Amendment No. 5 to the Form 1-A (“Amendment No. 5”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1)	Comment: We note your disclosure on pages 3, 27 and 29 that investors will pay upfront selling commissions. Based on your disclosure, investors who purchase shares early in the offering will pay higher selling commissions than investors who purchase shares after you have sold $25,000,000 in proceeds. However, the pricing table on the cover does not appear to reflect the price to investors. Please revise as appropriate and add risk factor disclosure, as applicable, to describe any risks to the investors and the company associated with the various sales commissions. To the extent the company intends to pay the upfront selling commissions, please revise accordingly throughout the offering statement to clarify the source of such payment as well as disclose that such payment will dilute the value of the shares and impact the amount of proceeds available to the company.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement as follows:

(1)	Pricing table on the cover modified to reference “Commissions” rather than “Underwriting Expenses and Commissions” to clarify that Commissions are being paid from Gross Offering Proceeds and Proceeds to the Company are “net of Commissions”.

(2)	Deletion of references on pages 3, 27, and 29 that investors will pay upfront selling commissions and clarification that the will be “payable by the Company from Gross Offering Proceeds”.

(3)	Provision of additional Risk Factor Disclosure in the CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT and RISK FACTORS sections reflecting the Company’s payment of Commissions having i) a greater adverse impact should Gross Offering Proceeds not exceed $25,000,000, ii) a dilution of the value of the Shares and the amount of proceeds available to the Company, and iii) a reduction in funds available for investments and potential that overall return may be reduced.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC